EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Pengrowth Energy Corporation. ("Pengrowth")
2100, 222-3rd Avenue S.W.
Calgary, Alberta
T2P 0B4

2.	Date of Material Change:

May 31, 2012.

3.	News Release:

A joint news release disclosing the material change described below was issued by Pengrowth and NAL Energy Corporation ("NAL") on May 31, 2012 and disseminated through the facilities of a recognized news service and would have been received by the securities commissions where the parties are reporting issuers in the normal course of its dissemination.

4.	Summary of Material Change:

On May 31, 2012 Pengrowth and NAL announced that Pengrowth and NAL completed the business combination of Pengrowth and NAL pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the "Arrangement").

5.	Full Description of Material Change:

On May 31, 2012 Pengrowth and NAL announced that Pengrowth and NAL completed the Arrangement.

Pursuant to the Arrangement, Pengrowth acquired all of the issued and outstanding common shares of NAL in a transaction valued at approximately $1.6 billion.  NAL shareholders received 0.86 of a Pengrowth share for each NAL share held. Under the Arrangement, Pengrowth assumed all of the covenants and obligations of NAL relating to the 6.25% Series A Debentures of NAL due December 31, 2014, the 6.25% Series B Debentures of NAL due March 31, 2017, and the 6.75% Debentures of NAL due August 31, 2012 (together, the "NAL Debentures").  Within 30 days, Pengrowth will make repurchase offers for the NAL 6.75% Debentures and NAL 6.25% Series A Debentures, at a price equal to 101% of their respective principal amounts plus accrued and unpaid interest and, for the NAL 6.25% Series B Debentures, at a price equal to 100% of the principal amount plus accrued and unpaid interest.  Should a holder of NAL Debentures elect not to accept the repurchase offer, the NAL Debentures will remain outstanding as obligations of Pengrowth and will mature as originally set out in their respective indentures. The NAL Debentures will continue to be listed on the Toronto Stock Exchange (the "TSX") and are expected to trade under the new symbols PGF.DB, PGF.DB.A and PGF.DB.B commencing on or about June 6, 2012. Pursuant to the Arrangement, NAL became a wholly-owned subsidiary of Pengrowth and Pengrowth will continue the operations of NAL and Pengrowth on a combined basis. The NAL common shares are expected to be delisted from the TSX on or about June 5, 2012.

Upon completion of the Arrangement, Kelvin Johnston and Barry Stewart were appointed to Pengrowth's board of directors.

6.	Reliance of Material Change on Subsection 7.1(2) of National Instrument 51-102:

N/A

7.	Omitted Information:

N/A

8.	Executive Officer:

For further information, contact Mr. Derek Evans, President and Chief Executive Officer or Mr. Christopher Webster, Chief Financial Officer at (403) 233-0224.

9.	Date of Report:

May 31, 2012.

Forward Looking Advisory:

This material change report contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995.  Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook.  This forward-looking information includes, among others, statements regarding business strategy, plans and other expectations, beliefs, goals, objectives, information and statements about possible future events.  Specific forward-looking statements in this material change report include, but are not limited to, statements with respect to: the intention to make offers for the NAL Debentures; the timing of the delisting of the NAL common share and the listing of the NAL Debentures.

The forward-looking statements and information contained in this material change report are based on current expectations, estimates and assumptions that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Pengrowth and NAL and described in this material change report, including assumptions as to the time necessary, and the ability of Pengrowth to complete, the delisting of the NAL common shares from the TSX, the listing of the NAL Debentures, as assumed by Pengrowth, on the TSX and the offer to purchase the NAL Debentures..

The forward-looking statements and information contained in this material change report are also affected by the risk factors, forward-looking statements and assumptions and uncertainties described in Pengrowth's and NAL's most recent annual information forms, management's discussion and analysis, consolidated financial statements, management information circulars, quarterly reports, material change reports and news releases.  Copies of Pengrowth and NAL's Canadian public filings are available on SEDAR at www.sedar.com.  Pengrowth's U.S. public filings, including its most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.edgar.shtml.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to Pengrowth, NAL and the Arrangement, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  Furthermore, the forward-looking statements contained in this material change report are made as of the date of this material change report and Pengrowth and NAL do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

The forward-looking statements contained in this material change report are expressly qualified by this cautionary statement.